UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30602 / July 19, 2013

In the Matter of	:
	:
ACS Wireless, Inc.	:
600 Telephone Avenue	:
Anchorage, Alaska 99503-6091	:
	:
(812-14066)	:
	:

ORDER UNDER SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940

ACS Wireless, Inc. ("ACS Wireless") filed an application on August 3, 2012, and amendments to the application on January 30, 2013 and June 24, 2013, requesting an order under section 3(b)(2) of the Investment Company Act of 1940 ("Act") declaring that ACS Wireless is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an investment company within the meaning of the Act.

On June 25, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30567). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information stated in the application, as amended, that ACS Wireless is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading securities.

Accordingly, in the matter of ACS Wireless, Inc. (File No. 812-14066),

IT IS ORDERED, under section 3(b)(2) of the Act, that the declaration requested by ACS Wireless is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

        Kevin M. O'Neill
        Deputy Secretary